Exhibit 99.1

News Release 2016-45

Contact:

Dianne VanBeber

Vice President, Investor Relations and Corporate Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406

Michele Loguidice

Director, Investor Relations and Corporate Communications

+1 703-559-7372

michele.loguidice@intelsat.com

Intelsat Announces Exchange Offer and Consent Solicitation of Certain Notes of Intelsat Jackson Holdings S.A.

Luxembourg, 29 August 2016

Intelsat S.A. (NYSE: I), operator of the world’s first Globalized Network, powered by its leading satellite backbone, today announced that its subsidiary, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), has commenced the following transactions:

(A) subject to the terms and conditions set forth in a confidential offering memorandum (the “Offering Memorandum”), a private offer to exchange (the “Exchange Offer”) any and all of its outstanding $141,798,000 principal amount of 6.625% Senior Notes due 2022 (CUSIP No. 45824TAM7) (the “2022 Notes”) held by Eligible Holders (as defined below), for cash and newly issued 8.00% Senior Secured Notes due 2024 (CUSIP No. 45824TAR6 144A / L5137XAJ8 Reg S) (except that those notes issued to holders who are Eligible Holders only by virtue of being institutional “accredited investors” may trade on a separate CUSIP/ISIN and those notes which are issued pursuant to Regulation S may trade on a different CUSIP/ISIN than that specified for the first forty days following issuance) (the “New 2024 Notes”), in the amount per $1,000 principal amount of 2022 Notes specified below, and

(B) subject to the terms and conditions set forth in a consent solicitation statement (the “Consent Solicitation Statement”) and the accompanying consent letter, a solicitation of consents (“Consents”) from all holders of the 2022 Notes (the “Consent Solicitation”) to proposed amendments to the indenture governing the 2022 Notes (the “2022 Indenture”), which would, among other things: (i) eliminate substantially all of the restrictive covenants and certain events of default pertaining to the 2022 Notes and (ii) waive any defaults or events of default existing under the 2022 Indenture as of the Consent Time (as defined below) and/or arising from the Consent Solicitation or the Exchange Offer (collectively, the “Proposed Amendments”).

Holders of 2022 Notes may tender their 2022 Notes in the Exchange Offer without delivering any Consents in the Consent Solicitation, and a tender of 2022 Notes in the Exchange Offer does not in itself constitute a delivery of Consent in the Consent Solicitation. Additionally, holders of 2022 Notes may deliver Consents in the Consent Solicitation without tendering their 2022 Notes in the Exchange Offer, and a delivery of Consents in the Consent Solicitation does not in itself constitute a tender of 2022 Notes in the Exchange Offer.

Intelsat S.A.

4 rue Albert Borschette, L-1246 Luxembourg  T +352 2784-1600  F +352 2784-169C

R.C.S. Luxembourg B 162135

Intelsat Jackson previously issued $1,250,000,000 aggregate principal amount of its 8.00% Senior Secured Notes due 2024 (the “Existing 2024 Notes”). The New 2024 Notes will constitute part of a single class of securities together with the Existing 2024 Notes for all purposes and will have the same terms as the Existing 2024 Notes except as otherwise described in the Offering Memorandum.

The Exchange Offer will expire at 11:59 p.m., New York City time, on September 26, 2016, unless extended or earlier terminated by Intelsat Jackson (such time, the “Exchange Offer Expiration Time”).

The Consent Solicitation will expire at 5:00 p.m., New York City time, on September 12, 2016, unless extended or earlier terminated by Intelsat Jackson (such time, the “Consent Solicitation Expiration Time”).

For each $1,000 principal amount of 2022 Notes validly tendered at or prior to 11:59 p.m., New York City time, on September 12, 2016, unless extended or earlier terminated by Intelsat Jackson (such time, the “Early Delivery Time”) and not validly withdrawn, Eligible Holders of 2022 Notes will be eligible to receive the total offer consideration set forth in the table below (the “Total Offer Consideration”), on the early settlement date which is expected to be September 15, 2016 (the “Early Settlement Date”).

For each $1,000 principal amount of 2022 Notes validly tendered after the Early Delivery Time but prior to the Exchange Offer Expiration Time and not validly withdrawn, Eligible Holders of 2022 Notes will be eligible to receive only the exchange offer consideration set forth in the table below (the “Exchange Offer Consideration”) on the Final Settlement Date (as defined herein).

			For each $1,000 Principal Amount of 2022 Notes Validly Tendered and Not Withdrawn:(1)
			Total Offer Consideration if at or Prior to the Early Delivery Time		Exchange Offer Consideration if After the Early Delivery Time
CUSIP	Outstanding Principal Amount	Title of 2022 Notes to Be Tendered	Cash	Principal Amount of New 2024 Notes	Cash	Principal Amount of New 2024 Notes
45824TAM7	$141.8 million	6.625% Senior Notes due 2022	$120	$705	$100	$705

(1) Eligible Holders whose 2022 Notes are accepted in the Exchange Offer will also receive a cash payment equal to the accrued and unpaid interest in respect of such 2022 Notes from June 15, 2016, which is the most recent interest payment date, to but not including, the Early Settlement Date or Final Settlement Date, as applicable, less interest in respect of the New 2024 Notes issued to such Eligible Holders that has accrued from August 15, 2016, which is the most recent interest payment date in respect of the Existing 2024 Notes to, but not including, the Early Settlement Date or Final Settlement Date, as applicable.

For each $1,000 principal amount of 2022 Notes as to which Consents to the Proposed Amendments are validly delivered and not validly revoked prior to the Consent Solicitation Expiration Time, holders of 2022 Notes will be eligible to receive a cash payment equal to $65.

The following table sets forth certain key dates of the Exchange Offer and the Consent Solicitation. Further information may be found in the Offering Memorandum and the Consent Solicitation Statement:

Key Date	Calendar Date

Launch Date	August 29, 2016

Early Delivery Time	11:59 p.m., New York City time, on September 12, 2016, unless extended or earlier terminated by Intelsat Jackson.

Consent Solicitation Expiration Time	5:00 p.m., New York City time, on September 12, 2016, unless extended or earlier terminated by Intelsat Jackson.

Early Settlement Date	Promptly after the Early Delivery Time, and expected to be within three business days after the Early Delivery Time. The Early Settlement Date is currently expected to be September 15, 2016. Intelsat Jackson reserves the right but is under no obligation to elect to have an Early Settlement Date.

Withdrawal Deadline	11:59 p.m., New York City time, on the date of the Early Delivery Time, unless extended or earlier terminated by Intelsat Jackson.

Exchange Offer Expiration Time	11:59 p.m., New York City time, on September 26, 2016, unless extended or earlier terminated by Intelsat Jackson.

Final Settlement Date	The final settlement date is currently expected to be September 27, 2016.

The “Consent Time” refers to the time and date on which a supplemental indenture to the 2022 Indenture is executed to effectuate the Proposed Amendments (the “Supplemental Indenture”). Intelsat Jackson intends to execute the Supplemental Indenture following the receipt of the Requisite Consents (obtained if the holders of at least a majority in principal amount of the then outstanding 2022 Notes, voting as a single class (excluding 2022 Notes owned by Intelsat Jackson or one of its affiliates) validly deliver and do not validly revoke Consents to the Proposed Amendments). Once the Supplemental Indenture is executed, any Consents given may not be revoked. Holders should note that the Consent Time may occur prior to the Consent Solicitation Expiration Time and Holders will not be given prior notice of the Consent Time. Consents may not be revoked at any time after the Consent Time, even if the Consent Solicitation is extended by Intelsat Jackson beyond the existing Consent Solicitation Expiration Time.

Intelsat Jackson reserves the right, but is under no obligation, to elect an Early Settlement Date. However, if so elected, “Early Settlement Date” refers to the date on which New 2024 Notes will be issued to holders and the applicable cash payment will be paid in exchange for 2022 Notes accepted in the Exchange Offer that are validly tendered and not validly withdrawn prior to the Early Delivery Time. The “Final Settlement Date” refers to the date on which New 2024 Notes will be issued to holders and the applicable cash payment will be paid in exchange for 2022 Notes accepted in the Exchange Offer.

The New 2024 Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any other applicable securities laws and, unless so registered, the New 2024 Notes may not be offered, sold, pledged or otherwise transferred in the United States or to or for the account or benefit of any U.S. person, except pursuant to an exemption from the registration requirements of the Securities Act. The New 2024 Notes are not transferable except in accordance with the restrictions described more fully in the Offering Memorandum. The Exchange Offer is being made, and the New 2024 Notes are being offered and issued, only (a) in the United States to holders of 2022 Notes who are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act), (b) in the United States to holders of 2022 Notes not resident in Arkansas who are institutional “accredited investors” (within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and (c) outside the United States to holders of 2022 Notes who are persons other than U.S. persons in reliance upon Regulation S under the

Securities Act. The holders of 2022 Notes who have certified to Intelsat Jackson that they are eligible to participate in the Exchange Offer pursuant to at least one of the foregoing conditions are referred to as “Eligible Holders.” Only Eligible Holders are authorized to receive or review the Offering Memorandum or participate in the Exchange Offer.

On August 29, 2016, certain holders of 2022 Notes (the “Supporting Holders”), who collectively held, as of such date, approximately $78.4 million aggregate principal amount of 2022 Notes (approximately 55.3% of the aggregate principal amount outstanding), entered into a support agreement (the “Support Agreement”) with Intelsat Jackson, whereby such Supporting Holders agreed to (A) tender in the Exchange Offer their 2022 Notes, and (B) deliver Consents with respect to their 2022 Notes. The obligations of the Supporting Holders to tender their 2022 Notes in the Exchange Offer or deliver Consents in the Consent Solicitation are subject to the terms and conditions set forth in the Support Agreement as more fully described in the Offering Memorandum.

The Exchange Offer is conditioned upon, among other things, (i) at least a majority in principal amount of the outstanding 2022 Notes having been validly tendered and not validly withdrawn prior to the Exchange Offer Expiration Time in the Exchange Offer, and (ii) receipt of the Requisite Consents to the Proposed Amendments pursuant to the Consent Solicitation prior to the Consent Solicitation Expiration Time.

The conditions set forth herein are for Intelsat Jackson’s benefit and may be asserted by Intelsat Jackson or may be waived by Intelsat Jackson at any time and from time to time. Further, subject to applicable law and the terms set forth in the Offering Memorandum, Intelsat Jackson reserves the right to waive any and all conditions to the Exchange Offer, in whole or in part, and may do so, subject to applicable law, without reinstating withdrawal rights. In addition, Intelsat Jackson expressly reserves the right to extend or terminate the Exchange Offer and to otherwise amend or modify the Exchange Offer in any respect.

The consummation of the Consent Solicitation is conditioned upon (i) the receipt of the Requisite Consents to approve the Proposed Amendments prior to the Consent Solicitation Expiration Time, and (ii) the execution and delivery of the Supplemental Indenture giving effect to such Proposed Amendments. The Proposed Amendments will only become operative at the Early Settlement Date if at least a majority in principal amount of the outstanding 2022 Notes have been validly tendered and not validly withdrawn prior to the Early Delivery Time. Intelsat Jackson may not consummate the Consent Solicitation or execute the Supplemental Indenture without receiving the Requisite Consents.

The Exchange Offer is being conducted pursuant to the Offering Memorandum, this press release and Intelsat S.A.’s or Intelsat Jackson’s other press releases related to the Exchange Offer (collectively, the “Exchange Offer Materials”). The Consent Solicitation is being conducted pursuant to the Consent Solicitation Statement, related consent letter, this press release and Intelsat S.A.’s or Intelsat Jackson’s other press releases related to the Consent Solicitation (collectively, the “Consent Solicitation Materials”).

Questions regarding the Exchange Offer or the Consent Solicitation may be directed to Intelsat Jackson at the following address: Attn: Investor Relations, Email: investor.relations@intelsat.com.

The complete terms and conditions of the Exchange Offer, as well as the terms of the New 2024 Notes, are set forth in the Offering Memorandum. The Offering Memorandum will only be made available to holders who complete an eligibility letter confirming their status as Eligible Holders. Holders of 2022 Notes who wish to receive a copy of the eligibility letter for the Exchange Offer may contact Global Bondholder Services Corporation (the “Information and Exchange Agent”) at 65 Broadway – Suite 404, New York, New York 10006, Attn: Corporate Actions, (212) 430-3774 (for banks and brokers) or (866) 470-4200 (for all others). Holders may also obtain and complete an electronic copy of the eligibility letter on the following website maintained by Global Bondholder Services: http://gbsc-usa.com/eligibility/intelsat

The complete terms and conditions of the Consent Solicitation are set forth in the Consent Solicitation Statement and related consent letter. Holders of 2022 Notes who wish to receive a copy of the Consent

Solicitation Statement and related consent letter may contact Global Bondholder Services Corporation at 65 Broadway – Suite 404, New York, New York 10006, Attn: Corporate Actions, (212) 430-3774 (for banks and brokers) or (866) 470-4200 (for all others). Holders may also obtain an electronic copy of the Consent Solicitation Statement and related consent letter on the following website maintained by Global Bondholder Services: http://gbsc-usa.com/intelsat

Intelsat Jackson is making the Exchange Offer and the Consent Solicitation only by, and pursuant to, the terms of the Exchange Offer Materials and the Consent Solicitation Materials, respectively. None of Intelsat Jackson, the Information and Exchange Agent, nor their respective affiliates makes any recommendation as to whether Eligible Holders should tender or refrain from tendering their 2022 Notes, or whether Holders should deliver Consents in respect of their 2022 Notes. Holders must make their own decision as to whether to tender 2022 Notes or deliver Consents, as well as with respect to the principal amount of the 2022 Notes to tender or deliver Consents with respect to. Neither the Exchange Offer nor the Consent Solicitation are being made to any holders of 2022 Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

This press release does not constitute an offer to purchase securities or a solicitation of an offer to sell any securities or an offer to sell or the solicitation of an offer to purchase any new securities nor does it constitute an offer or solicitation in any jurisdiction in which such offer or solicitation is unlawful.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, powered by its leading satellite backbone, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live.

Intelsat Safe Harbor Statement

Statements in this news release, including statements regarding the Exchange Offer and the Consent Solicitation, constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include, among others, market conditions and the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2015, quarterly report on Form 6-K for the period ended June 30, 2016, and its other filings with the U.S. Securities and Exchange Commission and risks and uncertainties related to our ability to consummate the Exchange Offer and the Consent Solicitation.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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